SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. __)*

GOLDEN KEY INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $.0001 Par Value
(Title of Class of Securities)

38108R101
(CUSIP Number)

Howard H. Jiang, Esq.
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
 (212-704-6063)
 (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

December 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 38108R101

1	NAMES OF REPORTING PERSONS Guojun Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,850,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,850,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,850,000 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.91% 2
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 All of the shares reported on this Schedule 13D are held directly by Guojun Wang.
2 Based on 27,500,000 outstanding shares of the common stock, par value $0.0001 per share, upon the completion of the merger as reported in the Issuer's report on Form 8-K dated as of December 9, 2009.

Item 1.    Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”), of Golden Key International, Inc. (the “Issuer”), a Delaware corporation.  The principal executive office of the Issuer is located at Dalian Vastitude Media Group,  8th Floor, Golden Name Commercial Tower,  68 Renmin Road, Zhongshan District, Dalian, P.R. China.

Item 2.     Identity and Background.

(a)   This statement is being filed by Mr. Guojun Wang (the "Reporting Person").

(b)   The Reporting Person's business address is Dalian Vastitude Media Group, 8th Floor, Golden Name Commercial Tower, 68 Renmin Road, Zhongshan District, Dalian, P.R. China.

(c)   The Reporting Person is Chairman and Chief Executive Officer of the Issuer. The Reporting Person is also Chief Executive Officer and a shareholder of Dalian Vastitude Media Group Co., Ltd., a company organized in People’s Republic of China("V-Media”).

(d)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)   The Reporting Person is a citizen of the People's Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 8, 2009, the Issuer acquired all of the outstanding capital stock of Hongkong  Fortune-Rich Investment Co., Limited, a Hong Kong corporation (“Fortune-Rich”), through China New Media Corp., a Delaware corporation (the “Merger Sub”) wholly owned by the Issuer (the “Reverse Merger”).  Fortune-Rich is a holding company whose only asset, held through a subsidiary, is 100% of the registered capital of Dalian Guo-Heng Management and Consultation Co., Ltd. (“Dalian Guo-Heng”), a limited liability company organized under the laws of the People’s Republic of China. Substantially all of Fortune-Rich's operations are conducted in China through Dalian Guo-Heng, and through contractual arrangements with several of Dalian Guo-Heng’s consolidated affiliated entities in China, including Dalian Vastitude Media Group Co., Ltd. (“V-Media”) and its subsidiaries. V-Media is engaged in outdoor advertising business.

As a result of the Reverse Merger, the Issuer acquired 100% of the capital stock of Dalian Guo-Heng and consequently, control of the business and operations of V-Media and its subsidiaries. Prior to the Reverse Merger, the Issuer was a development stage company with no revenues or profits. From and after the closing date of the Reverse Merger, the Issuer's primary operations consist of the business and operations of V-Media.

Item 4.     Purpose of Transaction.

The Reverse Merger was part of a series of transactions undertaken by the Issuer in order to accomplish the acquisition of the business of V-Media and its subsidiaries.

Other transactions included, without limitation:

(1)              a series of restructuring transactions through which WFOE acquired control over the business operations and financial affairs of V-Media and its subsidiaries;

(2)              the resignation of the Issuer's Chief Executive Officer and the appointment of a new Chief Executive Officer and director on December 8, 2009;

(3)             as part of the Reverse Merger, pursuant to a stock purchase agreement (the “Stock Purchase Agreement”), the Issuer transferred all of the outstanding capital of its subsidiary, Deep Rooted, Inc. (“Deep Rooted”) to certain of its shareholders in exchange for the cancellation of 9,760,000 shares of the Issuer’s common stock (the “Split Off Transaction”).  Deep Rooted was engaged in the business of internet travel planning.  To date, Deep Rooted’s activities were limited to capital formation, organization, set-up of a website and development of its business plan and target customer market.  Following the Reverse Merger and the Split-Off Transaction, the Issuer discontinued its former business and is now engaged in the outdoor advertising business.

 (4)            as part of the Merger, the Issuer’s name was changed from “Golden Key International, Inc.” to the Merger Sub’s name “China New Media Corp.” The Issuer is communicating with FINRA for the name change and trading symbol change on the OTC Bulletin Board.

(5)              a Securities Escrow Agreement entered into by and among members of management of the Issuer, China Reinv Partners, L.P., a shareholder of the Issuer, and Schonfeld & Weinstein, L.L.P., as escrow agent, under which the Reporting Person agreed to have 540,000 shares of common stock of the Issuer issued to it in the Reverse Merger initially held in escrow (the "Escrow Shares"), which shares it may forfeit to the Purchasers, depending on the Issuer's financial performance in 2010. If the Issuer does not meet certain financial performance targets in 2010, all or part of the Escrow Shares may be forfeited and distributed to the shareholder.

(6)              an option agreement that gives the Reporting Person the right to become the beneficial owner of the majority of the common stock of the Issuer. That agreement is between the Reporting Person on behalf of all shareholders of V-Media, and Mr. Chuk Chung Fuk, the largest shareholder of Fortune-Rich. Under the agreement, the Reporting Person and the shareholders of V-Media were granted an option to purchase all of the Mr. Chuk Chung Fuk’s stock in the Issuer, in three years provided that the Issuer’s revenue reaches US$ 9,000,000 for the fiscal year 2010, $10,000,000 for the fiscal year 2011, and US$11,000,000 for the fiscal year 2012.  Exercise notice of more than 60 days needs to be given for any exercise of such option.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person now beneficially owns 6,850,000 shares of Common Stock which represent 24.91% of the Common Stock of the Issuer.

(b)	As to the 6,850,000 shares, Reporting Person owns the following rights: Sole Voting Power: 6,850,000
Shared Voting Power: 0 Sole Dispositive Power: 6,850,000 Shared Dispositive Power: 0

(c)	None.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements pursuant to the Reverse Merger, the Securities Escrow Agreement, and the option agreement described above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item No	Description

10.1(1)	Agreement and Plan of Merger dated December 8, 2009, by and among the Issuer, Merger Sub and Fortune-Rich.

(1)	Incorporated by reference from the Issuer's Current Report on Form 8-K filed with the SEC on December 9, 2009.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2009	By:	/s/ Guojun Wang
Name: Guojun Wang